Bloomberg Tradebook LLC
Statement of Financial Condition
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BLOOMBERG TRADEBOOK LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

731 LEXINGTON AVENUE

(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BERNARD DASALLA   (646) 803-1125

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLC

(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BERNARD DASALLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLOOMBERG TRADEBOOK LLC, as of DECEMBER 31ST, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SANDY SEEPERSAUD
Notary Public - State of New York
No. 01SE6243515
Qualified in Queens County
My Commission Expires June 20, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bloomberg Tradebook LLC
Index
December 31, 2019

Report of Independent Registered Public Accounting Firm

Financial Statement

Statement of Financial Condition

Notes to the Statement of Financial Condition



pwc

Report of Independent Registered Public Accounting Firm

To the Members of Bloomberg Tradebook LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 2, 2020

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Bloomberg Tradebook LLC
Statement of Financial Condition
As of December 31, 2019

Assets

Cash and cash equivalents	$21,195,323
Cash segregated under federal and other regulations	1,100,000
Receivable from brokers and dealers, net of allowance of $300,917 (Note 6)	10,264,458
Deposits with clearing organizations	4,012,500
Receivable from affiliates	200,167
Securities owned, at fair value	1,859,793
Other assets	144,756
Total assets	$38,776,997

Liabilities and Members' Equity

Liabilities	
Soft dollars payable	$2,683,289
Payable to affiliates	8,563,345
Accounts payable and accrued expenses	9,394,354
Deferred revenue	156,661
Accrued employee compensation	207,574
Deferred compensation	12,500
Total liabilities	$ 21,017,723
Contingencies and guarantees (Note 9)	
Members' equity	17,759,274
Total liabilities and members' equity	$38,776,997

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

    Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

    The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with an automated trade system ("Tradebook System") for equities, futures and options transactions for third parties.

    In 2017, the Company entered into an execution broker arrangement with a third party who provides the execution and clearing services for equity and option securities transactions. In January 2019, the Company entered into an arrangement with a third party broker who provides execution and clearing services for option securities transactions. The Company generates revenue from the third parties in exchange for providing analytics, technology and support to such third party brokers and their customers.

    In January 2019, the Company along with three non-US domiciled affiliates entered into intercompany arrangements with a US-domiciled affiliate in order to provide platform access for specific fixed income securities transactions. The US-domiciled affiliate entered into a platform access agreement with third parties who provide the execution and clearing services for the specified fixed income securities transactions. The Company acts as a conduit to collect monies from its non-US domiciled affiliates with respect to service and trading related fees pertaining to trade orders placed and to remit these collected monies to the US-domiciled affiliate. The Company acts as an agent in this related party arrangement in accordance with ASC 606 'Revenues from contracts with customers'.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Statement of Financial Condition is presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional and presentational currency of the Company.

    Use of Estimates
    The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2019, the Company has a cash balance at such financial institutions that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company does not expect to incur any loss from the amount in excess of the FDIC limit.

Restricted Cash

Cash segregated under federal and other regulations are restricted to withdrawal or usage. These restrictions are imposed by regulatory authorities based on the particular activities of the Company.

Securities Owned, at Fair Value

All "Securities owned, at fair value" are recorded on trade date at fair value and are revalued in the same manner. Associated revenue is recorded on trade date.

Receivable from Brokers and Dealers

Receivable from brokers and dealers includes amounts for commissions.

Receivables from contracts with third party brokers are recognized when the performance obligation is satisfied, and the Company has an unconditional right to recognize the revenue. Receivables related to revenues from contracts with third party brokers, net of allowance for doubtful accounts, were $10,264,458 as of December 31, 2019, and $14,725,931 as of December 31, 2018.

Deposits with Clearing Organizations

Deposits represent amounts deposited at clearing organizations and held as cash collateral.

Revenues from Contracts with Customers

As part of the Company's agreement with the third party brokers, trades entered by the Company's customers are routed to and serviced by the third party brokers for execution, clearing and settlement, for which the Company is entitled to receive revenue based on commissions from executed trades.

Soft Dollars

Under a commission management program, soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated to the respective customer soft dollar accounts. Customer payments for research and research related services are reflected in these soft dollar accounts.

Adoption of New Accounting Standards

Leases – Recognition of Lease Assets and Liabilities on the Balance Sheet

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right of use asset, representing the right to use the underlying asset for the term of the lease term, and a lease liability, representing the liability to make lease payments. In addition, this ASU requires expanded disclosures about the nature and terms of the lease agreements and is effective for annual reporting periods beginning after December 15, 2018. The Company utilized the practical expedient to not record any leased assets and lease liabilities on the balance sheet for all short term leases that have a term of twelve months or less. The adoption of the standard did not have other material impacts on the Company's Statement of Financial Condition.

3. Revision to Members' Equity

During the preparation of the Company's Statement of Financial Condition as of December 31, 2019, the Company identified adjustments related to 2018 that were recorded in 2019 for interest income, the soft dollar allocation and associated expenses. Although management determined the impact of these adjustments were not material to the 2018 Statement of Financial Condition, the impact of correcting

these amounts in the 2019 Statement of Financial Condition would have significantly impacted the results in the 2019 fiscal year. As the previously issued Statement of Financial Condition are not presented herein, management has elected to present this change through a revision of beginning members' equity. The information presented in the table below reflects the change:

	As previously reported	Adjustments	As revised
Beginning members' equity	$70,290,333	$572,006	$70,862,339

4. Fair Value Measurement

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Description	Fair Value Measurements on a Recurring Basis			
	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Cash and cash equivalents	$ 21,195,323	$ -	$ -	$ 21,195,323
Cash segregated under federal and other regulations	1,100,000	-	-	1,100,000
Securities owned, at fair value	-	1,859,793	-	1,859,793
Total assets	$ 22,295,323	$ 1,859,793	$ -	$ 24,155,116

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include receivables from brokers and dealers, affiliates, deposits with clearing organizations, soft dollars payable, payable to affiliates, and accounts payables are considered Level 1. Cash and cash equivalents, mainly represents a money market fund which is considered Level 1 financial assets as it is based on a published net asset value for the money market fund. Securities owned, at fair value are considered Level 2. There are no Level 3 financial assets, nor transfers between levels during the year.

5.   **Cash Segregated Under Regulations**

Cash segregated under Federal and Other regulations represents bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"). At December 31, 2019, cash of $1,100,000 has been segregated. Although the Company is claiming an exemption under rule 15c3-3(k) (2) (i), the Company maintains a segregated account for items which are not promptly delivered to clients, however the Company is not aware of any such instances.

6.   **Receivables from Brokers and Dealers**

The following is a summary of receivables from brokers and dealers at December 31, 2019:

Broker-dealers	$ 10,565,375
Allowance for doubtful accounts	(300,917)
Total	$10,264,458

The Company periodically monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience, specific collection issues that have been identified and the age of the

outstanding receivables.

The Company is exposed to the concentration of credit risk with one third party broker who provides service for execution, clearing and settlement of trades. As of December 31, 2019, approximately 75% of receivables was with one third party broker.

7. Unincorporated Business Tax

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City ("NYC") Unincorporated Business Tax ("UBT"). UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*).

Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The deferred tax asset amounting to $2,642,660 as of December 31, 2019 is the result of temporary differences arising from state sales tax related reserve and deferred compensation and net operating losses in current and prior years. The Company has a New York City UBT deferred tax asset of $2,572,737 which reflects the apportioned tax effected gross loss carryforwards of $128,119,635 which begin to expire in 2035. Management believes that it is more likely than not that the deferred tax asset will not be realized; therefore, a 100% valuation allowance was recorded for the deferred tax asset as of December 31, 2019.

The Company reviews the benefits associated with tax positions periodically, and records benefits based on a recognition threshold of more-likely-than-not to be sustained upon audit by the relevant taxing authority. Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2016 are closed to examinations.

8. Related Party Transactions

License and Services Agreement

Bloomberg licenses the use of the Bloomberg Professional Service to the Company. In consideration, the fee paid equals the product of Bloomberg's total cost incurred during the year for programming and hosting the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under this agreement, the fee paid would be only to the extent such fee does not reduce the Company's net capital below the minimum net capital required by the FINRA.

Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services,

and legal and other support. In consideration, the fee paid equals 110% of the operating costs.

At December 31, 2019, $8,563,345 and $200,167 are included in "Payable to affiliates" and "Receivable from affiliates" respectively, in the Statement of Financial Condition related to the license and services agreements.

Terminal Rebate Fees

The Company, under agreements with Bloomberg, must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions, settlements and clearing provided by third party brokers.

Line of Credit
Effective March 31, 2017, the Company entered into a credit agreement with one of its Members and an affiliate. The Company has the ability to access up to $100,000,000 in aggregate per terms of the agreement. The credit agreement expires on March 31, 2022. The Company is charged 0.25% on the unused amount on the line of credit and variable interest rate based on the greater of (a) the latest Federal Funds Rate plus .005%, (b) the Prime Rate in effect on such day, or (c) the Eurodollar Rate for such day with an assumed Interest Period of one month plus 1%. On April 1, 2019, the Company terminated the agreement with the affiliate.

Other

As described in Note 1, under one of the intercompany agreements, the Company acts as a conduit to collect monies associated with service and trading related fees from non-US domiciled affiliates and remits collected monies to the US domiciled affiliate. As of December 31, 2019, in connection with this arrangement, there are no outstanding balances with the non-US domiciled affiliates and the US-domiciled affiliate.

9. **Contingencies and Guarantees**

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Management cannot predict with certainty the outcome of pending examinations. A substantial adverse resolution regarding the examination could have a material effect on the Company's financial condition.

The Company accrued $5,000,000 to resolve a regulatory authority's finding concerning disclosures relating to trading. The amount is included in Accounts payable and accrued expenses on the Statement of Financial Condition for the year ended and as of December 31, 2019.

Indemnifications

The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and has potential exposure for losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

10.   Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equal to $250,000. At December 31, 2019, the Company had excess net capital of $4,764,694 and its net capital requirement was $250,000.

In addition, the Company has claimed an exemption from SEC Rule 15c3-3 under section (k)(2)(i).

11.   Subsequent Events

The Company evaluated whether any events or transactions occurred subsequent to the date of its Statement of Financial Condition until March 2, 2020 and determined that there were no additional material events or transactions that would require recognition or disclosure in the Statement of Financial Condition or notes thereto.